Exhibit 99-3

	Curian Funds
	Fidelity Bond Coverage Requirements
	Determination Date: 3/14/12

		Total Assets (as of 3/14/12)	Minimum Amount of Bond for Joint Coverage

	Curian Series Trust	1,608,987,530	1,500,000
	Curian Variable Series Trust	73,862,901	400,000
		Total	$1,900,000

		Current Bond Coverage	$3,000,000	1

		Excess Coverage	$1,100,000

1	Expires September 1, 2012
	Continental Insurance Company